

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 2, 2007

<u>Via Facsimile</u>

Elmer L. Doty
President and Chief Executive Officer
Vought Aircraft Industries, Inc.
9314 West Jefferson Boulevard M/S 49R-06
Dallas, TX 75211

> **RE: Vought Aircraft Industries, Inc.**
> **Form 10-K: For the Year Ended December 31, 2006**
> **Form 8-K: Furnished March 15, 2007**
> **File Number: 333-112528**

Dear Mr. Doty:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Keith Howe, Vice President and Chief Financial Officer
    John J. Huber, Latham & Watkins